FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2014

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _______________
Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP INC
700 MARKET STREET
ST LOUIS MO 63101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Missouri Natural Gas Division of Laclede Gas
Company Wage Deferral Savings Plan
(Registrant)

Dated:	March 27, 2015	By:	/s/ Sarah E. Stephenson
Sarah E. Stephenson
VP, Human Resources

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 014

Financial Statements as of and for the Years Ended
October 31, 2014 and 2013, Supplemental Schedule
as of October 31, 2014 and Report of Independent Registered Public Accounting Firm

MISSSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements - Modified Cash Basis as of and for the Years Ended October 31, 2014 and 2013:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplemental Schedule as of October 31, 2014:
Schedule 1 – Schedule of Assets (Held at End of Year)	11

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee and Missouri
Natural Gas Wage Deferral Savings Plan Committee
Missouri Natural Gas Division of Laclede Gas Company
Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2014 and 2013, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2014 and 2013, and the changes in its net assets available for benefits (modified cash basis) for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets (held at end of year) is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
March 27, 2015

Federal Employer Identification Number: 44-0160260

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2014 AND 2013

	2014	2013
CASH	$—	$20,016

INVESTMENTS	8,848,947	8,408,167

NOTES RECEIVABLE FROM PARTICIPANTS	213,318	255,598

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	9,062,265	8,683,781

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(785)	(284)

NET ASSETS AVAILABLE FOR BENEFITS	$9,061,480	$8,683,497

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2014 AND 2013

	2014	2013
ADDITIONS:
CONTRIBUTIONS:
Employer	$178,026	$159,311
Rollover	1,708	2,381
Employee	342,013	323,704
	521,747	485,396

INVESTMENT INCOME:
Interest and dividends	119,883	120,672
Net appreciation in fair value of investments	740,606	1,239,662
	860,489	1,360,334

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICPANTS	9,461	10,841

TOTAL ADDITIONS	1,391,697	1,856,571

DEDUCTIONS:
DISTRIBUTIONS TO PARTICIPANTS	1,012,709	1,131,656

ADMINISTRATIVE FEES	1,005	1,507

NET TRANSFERS TO OTHER PLANS	—	340,353

TOTAL DEDUCTIONS	1,013,714	1,473,516

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	377,983	383,055

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	8,683,497	8,300,442

END OF YEAR	$9,061,480	$8,683,497

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2014 AND 2013

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the “Plan”) have been prepared on the basis of cash receipts and disbursements (“Modified Cash Basis”), except that investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 Quoted prices in active markets for identical assets or liabilities.
Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
A description of the valuation methodologies used for assets measured fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common collective trusts are valued based on information reported by the trust based on its underlying assets and audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded when received.
Use of Estimates – The preparation of financial statements on the modified cash basis requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the “Company”), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of The Laclede Group, Inc. stock.
Payment of Benefits – Benefit payments are recorded upon distribution. There were no distributions payable to Plan participants as of October 31, 2014 and 2013.

Presentation/ Reclassifications - Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. These reclassifications had no effect on Net Assets Available for Benefits.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the years ended October 31, 2014 and 2013 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.
General - The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee and recordkeeper. The plan is administered by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete 90 days of service and must elect to participate as of any November 1 or May 1.
Contributions – Employees elect payroll deductions in 1% increments ranging from 2% through 8% of their annual rate of compensation. Employee contributions are matched 100% up to 5% of compensation, and employees are permitted to make additional non-matched contributions up to 70% of compensation in any Plan year, subject to certain Internal Revenue Code ("IRC") limitations. Participants who attain age 50 by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Employees can make Roth 401(k) contributions to the plan. As of August 1, 2013, newly hired employees are auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective on the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.
Vesting – Participant and Company matching contributions are immediately 100% vested.
Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the employee. A minimum of 1% of the employee’s contribution must be directed into each fund selected.
Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Employee allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the employee are reinvested under the terms of the Plan.
Participant Accounts – In addition to the employee and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.
Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the last twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance, plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan Document. Principal and interest are repaid in level payments through payroll deductions. The interest rate on all participant loans was 4.25% at October 31, 2014.
Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.
Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis).

3.	INVESTMENTS
The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets:

	October 31,
	2014	2013
The Laclede Group, Inc. - ESOP (also known as Laclede Group, Inc. Common Stock Fund) (38,843.789 and 39,739.813 shares, respectively)	$1,972,099	$1,870,553

BlackRock Equity Index Fund - T (29,166.431 and 0 units, respectively)	2,177,047	-

BlackRock Russell 2000 Index Non-Lendable Fund Class K (0 and 23,618.507 units, respectively)	-	526,570

Vanguard Target Retirement 2025 Fund (46,719.569 and 42,816.868 shares, respectively)	783,020	669,228

BlackRock Money Market Fund W (674,910.120 and 814,929.080 units, respectively)	674,910	814,929

Vanguard Target Retirement 2015 Fund (29,811.208 and 8,427.405 shares, respectively)*	466,545	125,063

Vanguard Target Retirement 2020 Fund (17,598.256 and 14,242.344 shares, respectively)*	507,358	384,258

BlackRock Russell 2000 Index - T (18,880.997 and 0 units, respectively)	575,997	-

BlackRock U. S. Debt Index Fund - W (22,688.196 and 0 units, respectively)	454,912	-

BlackRock Equity Index Non-Lendable Fund Class H (0 and 37,465.684 units, respectively)	-	2,375,066

BlackRock U.S. Debt Index Non-Lendable Fund K (0 and 16,602.648 units, respectively)	-	506,206
* Prior year investment below 5% of the Plan's net assets, but included for comparative purposes.

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $740,606 and $1,239,662 respectively, as follows:

	October 31,
	2014	2013
The Laclede Group, Inc. - ESOP (also known as Laclede Group, Inc. Common Stock Fund)	135,129	231,403

Wells Fargo Stable Return Fund - Class C	473	565

JP Morgan Small Cap Growth Fund - Class A	(3,718)	25,468

BlackRock Equity Index T	27,614	-

BlackRock Equity Index Non-Lendable Fund - F	-	331,652

BlackRock Equity Index - H	332,942	206,969

BlackRock ACWI Ex-US IMI T	(832)	-

BlackRock Russell 2000 IDX T	2,410	-

BlackRock Russell 2000 Index Non-Lendable Fund Class F	-	92,367

BlackRock Russell 2000 Index K	41,989	54,026

BlackRock U. S. Debt Index	15,424	6,098

BlackRock U. S. Debt Index	1,963	-

BlackRock U. S. Debt Index Non-Lendable Fund - F	-	(11,889)

Columbia Small Cap Value I Fund - Class Z	-	4,861

T. Rowe Price Blue Chip Growth Fund	33,168	41,762

T. Rowe Price Equity Income Fund	9,216	29,768

DLWR Small Cap Value Inst	6,800	10,396

American Funds® EuroPacific Growth Fund® - Class R5	1,518	14,709

Vanguard Total International Stock AD	241	-

Vanguard Total International Stock Index Fund Signal Shares	341	1,664

Vanguard Target Retirement 2010 Fund	-	1,449

Vanguard Target Retirement 2015 Fund	22,232	28,404

Vanguard Target Retirement 2020 Fund	29,981	37,269

Vanguard Target Retirement 2025 Fund	50,930	75,952

Vanguard Target Retirement 2030 Fund	13,582	22,759

Vanguard Target Retirement 2035 Fund	13,982	25,438

Vanguard Target Retirement 2040 Fund	21	1,019

Vanguard Target Retirement 2045 Fund	240	242

Vanguard Target Retirement 2050 Fund	1,818	2,772

Vanguard Target Retirement 2055 Fund	189	230

Vanguard Retirement Income Fund	2,953	4,309
Total net appreciation	$740,606	$1,239,662

The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by fully benefit-responsive investment contracts. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The fully benefit-responsive investment contracts are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $52,300 as of October 31, 2014 and $21,863 as of October 31, 2013. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 1.61% and 1.60% at October 31, 2014 and 2013, respectively. The average crediting interest rate was 1.31% and 1.30% at October 31, 2014 and 2013, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The Plan is required to present in the Statement of Net Assets Available for Benefits the fair value of fully benefit-responsive investment contracts plus an adjustment of the fair value to contract value.
Recurring Measurements - The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits (Modified Cash Basis) measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at October 31, 2014 and 2013.
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, the fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
October 31, 2014	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Target date	$2,182,405	$2,182,405	$—	$—
Growth	353,869	353,869	—	—
Income	209,305	209,305	—	—
International	59,196	59,196	—	—
Value	122,747	122,747	—	—
Common/collective trusts
Index	3,221,331	—	3,221,331	—
Money Market	674,910	—	674,910	—
Stable Return Fund	53,085	—	53,085	—
The Laclede Group, Inc. - ESOP	1,972,099	1,972,099	—	—
	$8,848,947	$4,899,621	$3,949,326	$—

October 31, 2013
Mutual funds
Target date	$1,666,130	$1,666,130	$—	$—
Growth	277,555	277,555	—	—
Income	164,465	164,465	—	—
International	105,485	105,485	—	—
Value	79,061	79,061	—	—
Common/collective trusts
Index	3,407,842	—	3,407,842	—
Money Market	814,929	—	814,929	—
Stable Return Fund	22,147	—	22,147	—
The Laclede Group, Inc. - ESOP	1,870,553	1,870,553	—	—
	$8,408,167	$4,163,249	$4,244,918	$—

4.	TAX STATUS
The Plan obtained its latest determination letter, dated March 4, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter, however the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2010.
The Plan filed for an updated determination letter with the Internal Revenue Service on January 27, 2015. Accompanying the determination letter application was a Voluntary Correction Program (VCP) filing due to late adoption of some Plan amendments. The Plan Administrator believes the operations of the Plan and related trust were not impacted even though the Plan document had not been timely updated.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	RELATED PARTIES
At October 31, 2014 and 2013, the Plan held 38,843.789 and 39,739.813 shares, respectively, of common stock of The Laclede Group, Inc., the parent company of the sponsoring employer, with a market basis of $1,972,099 and $1,870,553, respectively. During the years ended October 31, 2014 and 2013, the Plan received dividend income of $66,225 and $69,993, respectively.

MISSOURI NATURAL GAS DIVISION
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
EIN – 43-0368139 PN014
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - MODIFIED CASH BASIS
(FORM 5500, SCHEDULE H, LINE 4i)
OCTOBER 31, 2014

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	The Laclede Group, Inc. - ESOP	Company stock fund (38,843.789 shares)	$1,972,099

	Wells Fargo Stable Return Fund Class C	Common/collective trust (1,040.798 units)	53,085

	BlackRock Equity Index - T	Common/collective trust (29,166.431 units)	2,177,047

	BlackRock ACWI ex-US IM I- T	Common/collective trust (1,435.439 units)	13,375

	BlackRock Money Market Fund - W	Common/collective trust (674,910.120 units)	674,910

	BlackRock Russell 2000 Index - T	Common/collective trust (18,880.997 units)	575,997

	BlackRock U. S. Debt Index - W	Common/collective trust (22,688.196 units)	454,912

	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (3,928.675 shares)	274,614

	T. Rowe Price Equity Income Fund	Mutual Fund (6,139.773 shares)	209,305

	DLWR Small Cap Value Inst	Mutual Fund (2,139.198 shares)	122,747

	Vanguard Target Retirement 2015 Fund	Mutual Fund (29,811.208 shares)	466,545

	Vanguard Target Retirement 2020 Fund	Mutual Fund (17,598.256 shares)	507,358

	Vanguard Target Retirement 2025 Fund	Mutual Fund (46,719.569 shares)	783,020

	Vanguard Target Retirement 2030 Fund	Mutual Fund (6,777.041 shares)	199,448

	Vanguard Target Retirement 2035 Fund	Mutual Fund (10,868.703 shares)	196,724

	Vanguard Target Retirement 2045 Fund	Mutual Fund (198.513 shares)	3,758

	Vanguard Target Retirement 2050 Fund	Mutual Fund (850.318 shares)	25,552

	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (5,640.952 shares)	79,255

	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (1,213.042 shares)	59,196

			8,848,947

*	Loans to participants	Loans to participants	213,318
		Interest rate 4.25%
		Total	$9,062,265
	* Party-in-interest.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90254) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated March 27, 2015, with respect to the financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended October 31, 2014.

St. Louis, Missouri
March 27, 2015